July 26, 2005

Mr. David Burton

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:  Requests From David Burton per Comment Letter on Form 8-K filed 6/30/05.

Dear Mr. Burton:

Please find below the answers to your queries of June 30, 2005.

Item 4-01.  Changes in Registrant’s Certifying Accountant.

1)              Revise to provide info required by Item 304(a)(1)(v) of Regulation S-K

Specifically	304(a)(1)(iv)(B)
304(a)(1)(iv)(C)

regarding internal weaknesses that BDO advised Video Display Corporation of during the most recent two years and subsequent time period.

RE:  304(a)(1)(iv)(B):  The independent accountant (BDO Seidman) has not advised the registrant in written or verbal form of any reportable events (material weakness, etc.) during the two previous audit periods or period subsequent thereto other than the two disclosed in the Form 8-K submitted 6/27/2005.

The Form 8-K as submitted does adhere to Regulation S-K 304(a)(1)(iv)(B) as it states that BDO Seidman did discuss with the audit committee on June 10, 2005 the material weakness reported in the fiscal 2/28/2005 audit procedure and also reported to the audit committee subsequent to the February 28, 2003 audit a reportable event applicable to the 2003 fiscal year.

RE:  304(a)(1)(iv)(C):  The registrant has not authorized BDO Seidman in writing to respond to a successor accountant on any and all matters of disagreement since, as the submitted Form 8-K discloses, and confirmed by letter from BDO Seidman, “There has been no disagreement between the Company and BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.”

2)              Describe the nature of each reportable event and the amounts involved.

The first reportable event occurred in fiscal 2003 and is therefore not applicable to the reportable time period of the last two years audited.  The event pertained to insufficient reconciliations of intercompany A/R and A/P balances.  In the third quarter of fiscal 2004, the registrant implemented regular monthly transaction reconciliation and review processes to enhance its controls and procedures over intercompany transactions.  The amount associated with this reportable event was $238,000.

The second reportable event occurred in fiscal 2005 and related to a procedure for preparing timely preparation of journal entries as well as the failure to routinely review and approve on a monthly basis all repetitive and non-repetitive journal entries made at divisional levels.  The registrant has implemented new procedures which forbid any journal entries being prepared at divisional levels without first being approved by corporate level management.

There is no intent to restate or amend any previously submitted SEC Form 10Q or SEC Form 10K related to the aforementioned reportable events as financial adjustments, if any, have been recorded and reported in the applicable reporting periods.

3)  Provide a schedule of fiscal year end adjustments.

See attached BDO Seidman analysis for adjusting entries and reasons therefore.

4)  Provide letter or written communication from former accountant regarding disagreements, if any.

The respondent and the former accountant have previously submitted reports stating that there are no disagreements between the Company and BDO Seidman, LLP on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure.

5)  To the extent a Form 8-K is amended to comply, please file updated Exhibit 16.

The respondent believes that an amended Form 8-K is not required based upon the above disclosures and adherence of the June 27, 2005 Form 8-K to SEC Regulation S-K reporting requirements.  The respondent, however, is not averse to filing an amended
Form 8-K and would request SEC guidance on what additional or amended information, if any, should be included therein.

Sincerely yours,

VIDEO DISPLAY CORPORATION

/s/ Ronald D. Ordway
Ronald D. Ordway
Chief Executive Officer

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Video Display Corporation	Client No. 065967-0001	Year End February 28, 2005

							Balance Sheet Effect			Pre-Tax	Net		Working	(Memo)
							Assets	Liabilities	Equity	Income	Income ***	Gross Profit	Capital	Non-
				Workpaper	Proposed Journal Entry		Increase	Increase	Increase	Increase	Increase	Increase	Increase	Taxable
PAJE #	Adjustment Description	Type*	E**	Reference	Debit	Credit	(Decrease)	(Decrease)	(Decrease)	(Decrease)	(Decrease)	(Decrease)	(Decrease)	Items
	Current Year PAJEs
1	To reclassify O/S Checks to AP
	Cash Operating ‘0107-01-00	K	5	Fox A-6	464,056		464,056						464,056
	Accounts Payable ‘0301-01-00	K	7			464,056		464,056					(464,056)

2	Properly record inventory received
	Inventory	K	5	F-1/1	42,780		42,780						42,780
	Accounts Payable	K	7			42,780		42,780					(42,780)

3	To remove double capitalized asset and depreciation
	AR - Other	K	5	Fox M-3	11,290		11,290						11,290
	Fixed Asset 0235-01-00	K	6			11,290	(11,290)
	Acc. Dep - F&F 0236-01-00	K	6	Fox M-3	612		612
	Depreciation Expense - 0732-01-00	K	1			612			612	612	612	612

4	To reduce prepaid insurance balance to proper amount
	Insurance Expense	K	1	G-2	214,390				(214,390)	(214,390)	(214,390)	(214,390)
	Prepaid Insurance	K	5			214,390	(214,390)						(214,390)

5	To correctly state prepaid professional fees
	Professional fees expense	K	2	G-1	20,156				(20,156)	(20,156)	(20,156)
	Prepaid Professional fees	K	5			20,156	(20,156)						(20,156)

6	To remove double capitalized asset
	Manual A/P	K	7	M-9.2	42,844			(42,844)					42,844
	Sales Tax Payable	K	7		3,856			(3,856)					3,856
	Machinery & Equipment	K	5			46,700	(46,700)						(46,700)

7	To properly amortize Dataray Intanglibles
	Amortization Expense	K	1	S-5	18,333				(18,333)	(18,333)	(18,333)	(18,333)
	Other Assets	K	6			18,333	(18,333)

8	To remove pending payable adjustment (Reverse Murry Fox Journal Entry)
	COGS	K	1	Fox HH-2	148,083				(148,083)	(148,083)	(148,083)	(148,083)
	Pending Payables	K	7			148,083		148,083					(148,083)

9	To record the debt from the XKD royalty
	Accrued Royalty	K	7	HH-9/2	350,000			(350,000)					350,000
	Discount on Debt	K	8		150,000			(150,000)
	Note Payable	K	8			500,000
		K	9

10	To accret debt discount for Q3, Q4, and for Santamaria conversion
	Interest Expense	K	2	HH-9/2	56,250				(56,250)	(56,250)	(56,250)
	Debt discount	K	8			56,250		56,250

11	To account for Santamaria conversion of Debt to Equity
	Note Payable	K	8	HH-9/2	125,000			(125,000)
	Common Stock	K	9			125,000			125,000

12	To record expense for utility expense not accrued for at year-end
	Utility Expense	K	2	VI	49,502				(49,502)	(49,502)	(49,502)
	Accounts Payable	K	7			49,502		49,502					(49,502)

13	To correctly account for Warranty Exchange Items at the Florida Location
	Revenue	K	1		96,000				(96,000)	(96,000)	(96,000)	(96,000)
	Deferred Revenue	K	7			96,000		96,000					(96,000)

14	To correctly state the Company’s AR reserve needed
	Bad Debt Expense	E	2	C-5	32,000				(32,000)	(32,000)	(32,000)
	Allowance for doubtful accounts	E	5			32,000	(32,000)						(32,000)

PAJE Totals					1,825,152	1,825,152	175,869	184,971	(509,102)	(634,102)	(634,102)	(476,195)	(198,840)	—

*                Indicate whether PAJE is estimated (E), known (K) or projected sampling error (P)

**         Enter effect code: 1 = Sales or CGS, 2 = Other taxable income or deductible expense (except income tax), 3 = Other non-taxable income or non-deductible expense (permanent difference), 4 = Income tax expense (or benefit), 5 = Current asset, 6 = Long-term asset, 7 = Current liability, 8 = Long-term liability, 9 = Equity

***  Tax effect of PAJEs, where applicable, is reflected on the Totals sheet with an offsetting effect on current liabilities.  If a significant PAJE would affect current assets or long-term deferred tax assets or liabilities instead of current liabilities, manual override should be considered